Securities and Exchange Commission
Washington, D.C.  20549


We were retained by NBG Radio Network, Inc. as independent certified public accountants to report on the Company's financial statements as of and for the year ended November 30, 2000. We are currently waiting on material information from the Company and third parties and, therefore, as of February 28, 2001, the required filing date for the Registrant's Annual Report on Form 10-KSB, have not formed an opinion on the Company's financial statements. The information is expected to be received in time to meet the filing extension deadline provided by Form 12b-25.


/s/MOSS ADAMS LLP


February 27, 2001
Portland, Oregon